November 19, 2012

Via Facsimile and U.S. Mail

Mark Webb
Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:	Prosper Marketplace, Inc.
Registration Statement on Form S-1
Filed July 10, 2012
File No. 333-182599

Dear Mr. Webb:

On behalf of Prosper Marketplace, Inc., a Delaware corporation (“Prosper” or the “Company”), we are providing the following responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated August 6, 2012, with respect to the Registration Statement on Form S-1 (File No. 333-182599) initially filed with the Commission on July 10, 2012 (the “Registration Statement”).  The responses set forth below are numbered to correspond to the numbered comments in the Staff’s comment letter, which have been reproduced here for ease of reference.

General

1.
Many of the comments issued by the staff in our letter dated June 29, 2012 in connection with your annual report on Form 10-K for the year ended December 31, 2011 are applicable to the disclosures included in this prospectus.  Therefore, where appropriate, please revise the prospectus to reflect the comments included in our June 29, 2012 letter and any future comments that are issued in connection with your Form 10-K.

Response:  The comment process on our Form 10-K/A is currently ongoing.  When that process is completed, we will revise the Registration Statement as appropriate to incorporate any changes to our disclosures resulting from such comment process.  In addition, we are in the midst of a comment process regarding a joint registration statement we have filed with Prosper Funding LLC.  Some comments received in connection with such joint registration statement may be applicable to our offering on the Registration Statement, and we will incorporate any relevant changes once the comment process on the joint registration statement is complete.

Division of Corporation Finance
U.S. Securities and Exchange Commission
November 19, 2012

Question and Answers

Can borrower members have more than one loan outstanding at any one time?, page 14

2.
Please revise to state whether investors will be able to identify whether borrower members have two borrower loans originated through the platform outstanding at the same time.  If investors will not be able to make this identification, please consider adding a discussion in Risk Factors.

Response:  In response to this comment, we have revised the Registration Statement to make clear that investors can identify whether a borrower member has a borrower loan originated through the platform outstanding at the time the borrower member posts a listing for a second loan.

Summary of Material Agreements

Lender Registration Agreement, page 31

3.
We note that the lender registration agreement filed as Exhibit 10.2 to the registration statement contains an opt-out arbitration clause.  Tell us whether you believe that, in exercising their rights under the federal securities laws, the arbitration provision would affect a note holder’s ability to bring an action against you or your officers and directors.  It is the position of the Division of Corporation Finance that such provisions infringe on shareholder rights.  Please remove this clause or provide an explanation as to why it should be permitted.  Please add a section in Risk Factors as appropriate.

Response:  In response to this comment, we have revised both the Lender Registration Agreement and the Borrower Registration Agreement to provide that the parties may choose to arbitrate a dispute, but are not required to arbitrate any dispute.  We have filed a form of the amended Lender Registration Agreement as Exhibit 10.2 and a form of the amended Borrower Registration Agreement as Exhibit 10.1 to Amendment No. 1 to the Registration Statement.

Material U.S. Federal Income Tax Considerations, page 36

4.
We note that counsel has filed a short form tax opinion as Exhibit 8.1 to the registration statement.  Please revise this section of the prospectus to state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of counsel.  In addition, revise to clearly identify and articulate the opinion being rendered.  For more information, please refer to Section III.B.2 of Staff Legal Bulletin No. 10.

Division of Corporation Finance
U.S. Securities and Exchange Commission
November 19, 2012

Response:  We have revised the disclosure in this section to state clearly that it is the opinion of our tax counsel regarding the material U.S. federal income tax considerations generally applicable to our lender members who purchase Notes.  We believe that the opinion, as revised, is clear with respect to the opinion being given.  For example, we state in the discussion of the tax opinion that “… we intend to treat the Notes as our debt instruments that have original issue discount (“OID”) for U.S. federal income tax purposes.”  We also inform note holders of the potential implications of this conclusion in the same section, where we state the following:

You will generally be required to accrue OID in income as ordinary interest income for U.S. federal income tax purposes, regardless of your regular method of tax accounting. If you hold a Note that has a maturity date of more than one year, you will be required to accrue OID income as ordinary interest income under a “constant yield method.” Under this treatment, if a payment on a Note is not made in accordance with the payment schedule in respect of the corresponding loan (for example, because of a late payment on the corresponding loan), you will be required to include an amount of OID in taxable income as interest even if you have not received the actual payment from the corresponding loan.

The rest of the disclosure in this section describes in detail how note holders calculate the amount of original issue discount to be included in their income.  Based on these and other disclosures in the tax section, we believe that we have adequately described the tax consequences of holding notes purchased through the platform.

Principal Securityholders, page 46

5.
We note that you have disclosed your beneficial ownership as of March 12, 2012.  Please update your disclosure or explain why this is the most recent practicable date for such disclosure.  Refer to Item 403 of Regulation S-K.

Response:  We have updated our disclosure of beneficial ownership as of November 15, 2012.

Exhibit 5.1

6.
We note the legal opinion is limited to the laws of the State of New York; however, as contemplated by Staff Legal Bulletin No. 19, counsel must also take into consideration the laws of the state of incorporation in order for the opinion to encompass the findings that the registrant is validly existing, has the power to create the obligation, and has taken the required steps to authorize entering into the obligation.  Please revise and refile your opinion.

Division of Corporation Finance
U.S. Securities and Exchange Commission
November 19, 2012

Response:  Our counsel has revised its legal opinion, filed as Exhibit 5.1, to state that it has taken into consideration the laws of Delaware.  We have refiled the opinion as Exhibit 5.1.

Exhibit 8.1

7.
We note that counsel “disclaims” any undertaking to advise purchasers as to any change in fact or law occurring after the delivery of the opinion.  Please revise to state instead that counsel “assumes no obligation” to advise purchasers as to any such changes.  In addition, please refer to the date of effectiveness of the registration statement or file the opinion with your acceleration request.

Response:  Our tax counsel has revised its opinion to state that it “assumes no obligation” to advise purchasers as to any change in fact or law occurring after the delivery of the opinion.  In addition, it has revised its opinion to refer to the date of effectiveness of the registration statement.

*           *           *           *           *           *           *

In connection with the Staff’s comments, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to the foregoing.  Kindly direct any questions you may have with respect to this letter to Keir D. Gumbs at Covington & Burling LLP at (202) 662-5500.

Very truly yours,

/s/ Sachin Adarkar
Sachin Adarkar
General Counsel

Division of Corporation Finance
U.S. Securities and Exchange Commission
November 19, 2012

cc:	Keir D. Gumbs
Covington & Burling LLP
1201 Pennsylvania Avenue, NW
Washington, DC 20004